EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$62,643,335(a)	0.0001531	$9,590.69(b)
Total Transaction Valuation	$62,643,335
Total Fees Due for Filing			$9,590.69
Total Fees Previously Paid			$9,590.69
Net Fee Due			$0.00

(a)
The transaction value is calculated as the estimated aggregate maximum purchase price for Shares. The fee of $9,590.69 was paid in connection with the filing of the Schedule TO-I by T. Rowe Price OHA Select Private Credit Fund (File No. 005-94323) on May 5, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $153.10 per $1,000,000 of the transaction value.